The information in this pricing supplement is not complete and may be changed. This pricing supplement and the accompanying prospectus, prospectus supplement and index supplement do not constitute an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Pricing Supplement dated August 8, 2018

Preliminary Pricing Supplement (To the Prospectus dated March 30, 2018, the Prospectus Supplement dated July 18, 2016 and the Index Supplement dated July 18, 2016)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-212571

$[•] Notes due August 31, 2021 Linked to the Performance of a Basket of Indices Global Medium-Term Notes, Series A

Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC
Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof
Initial Valuation Date:	August 29, 2018
Issue Date:	September 4, 2018
Final Valuation Date:*	August 25, 2021
Maturity Date:*	August 31, 2021
Reference Asset:

An equally-weighted basket (the “Basket”) consisting of the S&P 500® Index (the “S&P 500 Index”), the Russell 2000® Index (the “Russell 2000 Index”) and the EURO STOXX® Select Dividend 30 Index (the “EURO STOXX Select Dividend 30 Index”) as set forth in the following table:

	Basket Component	Bloomberg Ticker	Weight	Initial Level
	S&P 500 Index	SPX <Index>	33.333%	[•]
	Russell 2000 Index	RTY <Index>	33.333%	[•]
	EURO STOXX Select Dividend 30 Index	SD3E <Index>	33.333%	[•]

Each of the S&P 500 Index, the Russell 2000 Index and the EURO STOXX Select Dividend 30 Index are referred to as a “Basket Component” and collectively as the “Basket Components.”
Payment at Maturity:

If you hold the Notes to maturity, you will receive on the Maturity Date a cash payment per $1,000 principal amount Note that you hold determined as follows:

▪                   If the Basket Return is greater than 0.00%, you will receive a payment per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 × Basket Return × Upside Leverage Factor]

▪                   If the Basket Return is less than or equal to 0.00% but greater than or equal to -5.00%, you will receive a payment per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 × Basket Return]

▪                   If the Basket Return is less than -5.00%, you will receive a payment per $1,000 principal amount Note equal to the Minimum Payment at Maturity (as defined below).

If the Basket Return is less than 0.00%, you will lose up to -5.00% of the principal amount of your Notes.

Any payment on the Notes is not guaranteed by any third party and is subject to both the creditworthiness of the Issuer and to the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. If Barclays Bank PLC were to default on its payment obligations or become subject to the exercise of any U.K. Bail-in Power (or any other resolution measure) by the relevant U.K. resolution authority, you might not receive any amounts owed to you under the Notes. See “Consent to U.K. Bail-in Power” and “Selected Risk Considerations” in this pricing supplement and “Risk Factors” in the accompanying prospectus supplement for more information.

Consent to U.K. Bail-in Power:

Notwithstanding any other agreements, arrangements or understandings between Barclays Bank PLC and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority. See “Consent to U.K. Bail-in Power” on page PS-1 of this pricing supplement.

[Terms of the Notes Continue on the Next Page]

	Initial Issue Price(1)(2)	Price to Public	Agent’s Commission(3)	Proceeds to Barclays Bank PLC
Per Note	$1,000	100%	0.85%	99.15%
Total	$[•]	$[•]	$[•]	$[•]

(1)          Because dealers who purchase the Notes for sale to certain fee-based advisory accounts may forego some or all selling concessions, fees or commissions, the public offering price for investors purchasing the Notes in such fee-based advisory accounts may be between $991.50 and $1,000 per Note. Investors that hold their Notes in fee-based advisory or trust accounts may be charged fees by the investment advisor or manager of such account based on the amount of assets held in those accounts, including the Notes

(2)          Our estimated value of the Notes on the Initial Valuation Date, based on our internal pricing models, is expected to be between $961.50 and $976.50 per Note. The estimated value is expected to be less than the initial issue price of the Notes. See “Additional Information Regarding Our Estimated Value of the Notes” on page PS-2 of this pricing supplement.

(3)          Barclays Capital Inc. will receive commissions from the Issuer of up to 0.85% of the principal amount of the Notes, or up to $8.50 per $1,000 principal amount. Barclays Capital Inc. will use these commissions to pay variable selling concessions or fees (including custodial or clearing fees) to other dealers. The actual commission received by Barclays Capital Inc. will be equal to the selling concession paid to such dealers.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-7 of the prospectus supplement and “Selected Risk Considerations” beginning on page PS-6 of this pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of either Barclays PLC or Barclays Bank PLC and are not covered by the U.K. Financial Services Compensation Scheme or insured or guaranteed by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Terms of the Notes, Continued

Minimum Payment at Maturity:	$950.00 per $1,000 principal amount Note
Upside Leverage Factor**:	[1.08-1.15]
Basket Component Return:	With respect to each Basket Component, an amount calculated as follows: Final Level – Initial Level Initial Level
Initial Level:	With respect to each Basket Component, the Closing Level on the Initial Valuation Date, as set forth in the table above.
Final Level:	With respect to each Basket Component, the Closing Level on the Final Valuation Date.
Basket Return:	The Basket Return is equal to the average of the Basket Component Returns of each Basket Component
Closing Level:

With respect to each Basket Component, the closing level of such Basket Component as set forth under “Reference Assets—Indices—Special Calculation Provisions” in the prospectus supplement (rounded to two decimal places, if applicable)

Calculation Agent:	Barclays Bank PLC
CUSIP/ISIN:	06746XM42 / US06746XM421

*                  Subject to postponement, as described under “Additional Terms of the Notes” in this pricing supplement

**            The actual Upside Leverage Factor will be determined on the Initial Valuation Date and will not be less than 1.08

ADDITIONAL DOCUMENTS RELATED TO THE OFFERING OF THE NOTES

You should read this pricing supplement together with the prospectus dated March 30, 2018, as supplemented by the prospectus supplement dated July 18, 2016 and the index supplement dated July 18, 2016, relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement and “Selected Risk Considerations” in this pricing supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

When you read the prospectus supplement and the index supplement, note that all references to the prospectus dated July 18, 2016, or to any sections therein, should refer instead to the accompanying prospectus dated March 30, 2018, or to the corresponding sections of that prospectus.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•                  Prospectus dated March 30, 2018:

https://www.sec.gov/Archives/edgar/data/312070/000119312518103150/d561709d424b3.htm

•                  Prospectus Supplement dated July 18, 2016:

https://www.sec.gov/Archives/edgar/data/312070/000110465916132999/a16-14463_21424b3.htm

•                  Index Supplement dated July 18, 2016:

https://www.sec.gov/Archives/edgar/data/312070/000110465916133002/a16-14463_22424b3.htm

Our SEC file number is 1-10257. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

CONSENT TO U.K. BAIL-IN POWER

Notwithstanding any other agreements, arrangements or understandings between us and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority.

Under the U.K. Banking Act 2009, as amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power in circumstances in which the relevant U.K. resolution authority is satisfied that the resolution conditions are met. These conditions include that a U.K. bank or investment firm is failing or is likely to fail to satisfy the Financial Services and Markets Act 2000 (the “FSMA”) threshold conditions for authorization to carry on certain regulated activities (within the meaning of section 55B FSMA) or, in the case of a U.K. banking group company that is a European Economic Area (“EEA”) or third country institution or investment firm, that the relevant EEA or third country relevant authority is satisfied that the resolution conditions are met in the respect of that entity.

The U.K. Bail-in Power includes any write-down, conversion, transfer, modification and/or suspension power, which allows for (i) the reduction or cancellation of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the Notes; (ii) the conversion of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the Notes into shares or other securities or other obligations of Barclays Bank PLC or another person (and the issue to, or conferral on, the holder of the Notes such shares, securities or obligations); and/or (iii) the amendment or alteration of the maturity of the Notes, or amendment of the amount of interest or any other amounts due on the Notes, or the dates on which interest or any other amounts become payable, including by suspending payment for a temporary period; which U.K. Bail-in Power may be exercised by means of a variation of the terms of the Notes solely to give effect to the exercise by the relevant U.K. resolution authority of such U.K. Bail-in Power. Each holder of the Notes further acknowledges and agrees that the rights of the holders of the Notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. For the avoidance of doubt, this consent and acknowledgment is not a waiver of any rights holders of the securities may have at law if and to the extent that any U.K. Bail-in Power is exercised by the relevant U.K. resolution authority in breach of laws applicable in England.

For more information, please see “Selected Risk Considerations—You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority” in this pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

ADDITIONAL INFORMATION REGARDING OUR ESTIMATED VALUE OF THE NOTES

The range of the estimated values of the Notes referenced above may not correlate on a linear basis with the Upside Leverage Factor range set forth in this pricing supplement. We determined the size of such range based on prevailing market conditions, as well as the anticipated duration of the marketing period for the Notes. The final terms for the Notes will be determined on the date the Notes are initially priced for sale to the public, which we refer to as the Initial Valuation Date, based on prevailing market conditions on or prior to the Initial Valuation Date, and will be communicated to investors either orally or in a final pricing supplement.

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates. Our internal funding rates (which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market. Our estimated value on the Initial Valuation Date is based on our internal funding rates. Our estimated value of the Notes may be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the Notes on the Initial Valuation Date is expected to be less than the initial issue price of the Notes. The difference between the initial issue price of the Notes and our estimated value of the Notes is expected to result from several factors, including any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

Our estimated value on the Initial Valuation Date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after the Initial Valuation Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the Initial Valuation Date for a temporary period expected to be approximately six months after the Issue Date because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes which we will no longer expect to incur over the term of the Notes. We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, which may include the tenor of the Notes and/or any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial issue date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read the “Selected Risk Considerations” beginning on page PS-6 of this pricing supplement.

You may revoke your offer to purchase the Notes at any time prior to the Initial Valuation Date. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to the Initial Valuation Date. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

SELECTED PURCHASE CONSIDERATIONS

The Notes are not suitable for all investors. The Notes may be a suitable investment for you if all of the following statements are true:

•      You do not seek an investment that produces periodic interest or coupon payments or other sources of current income, and you are willing to forgo any dividends paid on the component securities held by the Basket Components

•      You are willing to accept the risk that if the Basket Return is less than 0.00%, you may lose up to 5.00% of the principal amount of your Notes

•      You anticipate that the Basket Return will be greater than 0.00%

•      You understand and accept the risks that the performance of the lesser performing Basket Components will mitigate the performance of the better performing Basket Components, and you may lose up to 5.00% of the principal amount of your Notes at maturity even if one or more Basket Components performs positively

•      You are willing to accept the risks associated with an investment linked to the performance of the Basket Components

•      You do not seek an investment for which there will be an active secondary market and you are willing and able to hold the Notes to maturity

•      You are willing to assume our credit risk for all payments on the Notes

•      You are willing to consent to the exercise of any U.K. Bail-in Power by any relevant U.K. resolution authority

The Notes may not be a suitable investment for you if any of the following statements are true:

•      You seek an investment that produces periodic interest or coupon payments or other sources of current income, and/or you would prefer to receive any dividends paid on the component securities held by the Basket Components

•      You do not anticipate that the Basket Return will be greater than 0.00%

•      You seek an investment that provides for the full repayment of principal at maturity, and you are unwilling to accept the risk that you may lose up to 5.00% of the principal amount of your Notes

•      You are unwilling to accept the risks that the performance of the lesser performing Basket Components will mitigate the performance of the better performing Basket Components and that you may not receive a positive return at maturity even if one or more Basket Components performs positively

•      You are unwilling or unable to accept the risks associated with an investment linked to the performance of the Basket Components

•      You seek an investment for which there will be an active secondary market and/or you are unwilling or unable to hold the Notes to maturity

•      You are unwilling or unable to assume our credit risk for all payments on the Notes

•      You are unwilling or unable to consent to the exercise of any U.K. Bail-in Power by any relevant U.K. resolution authority

You must rely on your own evaluation of the merits of an investment in the Notes. You should reach a decision whether to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set out in this pricing supplement, the prospectus supplement, the prospectus and the index supplement. Neither the Issuer nor Barclays Capital Inc. makes any recommendation as to the suitability of the Notes for investment.

ADDITIONAL TERMS OF THE NOTES

The Final Valuation Date and the Maturity Date are subject to postponement in certain circumstances, as described under “Reference Assets—Baskets—Scheduled Trading Days and Market Disruption Events for Securities Linked to a Basket of Equity Securities, Exchange-Traded Funds and/or Indices of Equity Securities” and “Terms of the Notes—Payment Dates” in the accompanying prospectus supplement.

In addition, each Basket Component and the Notes are subject to adjustment by the Calculation Agent under certain circumstances, as described under “Reference Assets—Indices—Adjustments Relating to Securities with an Index as a Reference Asset” in the accompanying prospectus supplement

HYPOTHETICAL EXAMPLES OF AMOUNTS PAYABLE ON THE NOTES

The numbers set forth in the following examples and tables below, which have been rounded for ease of reference, are purely hypothetical and are provided for illustrative purposes only. You should not take these examples as an indication or assurance of the expected performance of the Notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. These examples do not take into account any tax consequences of an investment in the Notes and make the following key assumptions:

▪      Hypothetical Initial Level of each Basket Component: 100.00*

▪      Upside Leverage Factor: 1.08 (the actual Upside Leverage Factor will be determined on the Initial Valuation Date and will not be less than 1.08.)

*The hypothetical Initial Level of 100.00 for each Basket Component has been chosen for illustrative purposes only. The Initial Level for each Basket Component will equal the Closing Level on the Initial Valuation Date. For historical Closing Levels of the Basket Components, please see the historical information set forth under the section titled “Information Regarding the Basket Components” below. We cannot predict the Closing Level of any Basket Component on any day during the term of the Notes, including on the Final Valuation Date.

Illustrative Calculations of Basket Component Returns, Basket Return and Payment at Maturity

The following example sets forth the methodology used to calculate the Basket Component Returns of each Basket Component and the Basket Return.

Basket Component	Final Level	Basket Component Return
S&P 500 Index	110.00	10.00%
Russell 2000 Index	115.00	15.00%
EURO STOXX Select Dividend 30 Index	90.00	-10.00%

Step 1: Calculate the Basket Component Return of each Basket Component.

As set forth in the table above, the Basket Component Return for each Basket Component is equal to the performance of the Basket Component from its Initial Level to its Final Level, calculated as follows:

Final Level – Initial Level

Initial Level

Step 2: Calculate the Basket Return.

The Basket Return is equal to the average of the Basket Component Returns for each Basket Component. Accordingly, the Basket Return is equal to 5.00%.

Step 3: Calculate the payment at maturity.

Because the Basket Return is greater than 0.00%, you will receive a payment at maturity of $1,054.00 per $1,000 principal amount Note that you hold, calculated as follows:

$1,000 + [$1,000 × Basket Return × Upside Leverage Factor]

$1,000 + [$1,000 × 5.00% × 1.08] = $1,054.00

The total return on investment of the Notes is 5.40%.

Additional Examples of Amounts Payable at Maturity

Basket Return	Payment at Maturity*	Total Return
50.00%	$1,540.00	54.00%
40.00%	$1,432.00	43.20%
30.00%	$1,324.00	32.40%
20.00%	$1,216.00	21.60%
10.00%	$1,108.00	10.80%
5.00%	$1,054.00	5.40%
0.00%	$1,000.00	0.00%
-2.50%	$975.00	-2.50%
-5.00%	$950.00	-5.00%
-10.00%	$950.00	-5.00%
-20.00%	$950.00	-5.00%
-30.00%	$950.00	-5.00%
-40.00%	$950.00	-5.00%
-50.00%	$950.00	-5.00%
-60.00%	$950.00	-5.00%
-70.00%	$950.00	-5.00%
-80.00%	$950.00	-5.00%
-90.00%	$950.00	-5.00%
-100.00%	$950.00	-5.00%

* per $1,000 principal amount Note

The following examples illustrate how total returns set forth in the table above are calculated:

Example 1: The Basket Return is 10.00%

Because the Basket Return is greater than 0.00%, you will receive a payment at maturity of $1,108.00 per $1,000.00 principal amount Note that you hold, calculated as follows:

$1,000 + [$1,000 × Basket Return × Upside Leverage Factor]

$1,000 + [$1,000 × 10.00% × 1.08] = $1,108.00

The total return on investment of the Notes is 10.80%

Example 2: The Basket Return is -2.50%

Because the Basket Return is less than or equal to 0.00% but greater than or equal to -5.00%, you will receive a payment at maturity of $975.00 per $1,000.00 principal amount Note that you hold, calculated as follows:

$1,000 + [$1,000 × Basket Return]

$1,000 + [$1,000 × -2.50%] = $975.00

The total return on investment of the Notes is -2.50%.

Example 3: The Basket Return is -50.00%

Because the Basket Return is less than -5.00%, you will receive a payment at maturity of $950.00 per $1,000.00 principal amount Note that you hold, which is the Minimum Payment at Maturity:

The total return on investment of the Notes is -5.00%.

SELECTED RISK CONSIDERATIONS

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Basket Components or their components. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings of the prospectus supplement:

•    “Risk Factors—Risks Relating to the Securities Generally”; and

•    “Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities, Indices of Equity Securities or Exchange-Traded Funds that Hold Equity Securities.”

In addition to the risks described above, you should consider the following:

•      You May Lose up to 5.00% of the Principal Amount of Your Notes—If the Basket Return is less than 0.00%, you will lose 1.00% of the principal amount of your Notes for every 1.00% that the Basket Return falls below 0.00%, subject to the Minimum Payment at Maturity of $950.00 per $1,000 principal amount Note. You may suffer a loss of principal even if the Basket Component Return for one Basket Component is greater than 0.00%. Therefore, you may lose up to 5.00% of the principal amount of your Notes. Any payment on the Notes, including the repayment of principal, is subject to the credit risk of Barclays Bank PLC.

•      The Payment at Maturity on Your Notes is Not Based on the Levels of the Basket Components at Any Time Other than the Closing Levels of on the Final Valuation Date—The Basket Component Return of each Basket Component (and, in turn, the Basket Return) will be based solely on the Final Level of each Basket Component. Therefore, if the level of one or more Basket Components drops on the Final Valuation Date, the payment at maturity on the Notes may be significantly less than it would otherwise have been had it been linked to the levels of the Basket Components at any time prior to such drop.

•      The Performance of the Basket Components May Offset Each Other; Correlation (or Lack of Correlation) Among the Basket Components May Adversely Affect the Return on the Notes—The Basket Return will equal the average performance of the Basket Components, as described on the cover of this pricing supplement. The lesser performance of some Basket Components will mitigate, and may completely offset, the greater performance of other Basket Components. You may not receive a positive return at maturity even if one or more Basket Components performs positively.

Correlation is a measure of the degree to which the returns of a pair of assets are similar to each other over a given period in terms of timing and direction. Movements in the values of the Basket Components may not correlate with each other. At a time when the value of a Basket Component increases in value, the value of other Basket Components may not increase as much or may even decline in value. In addition, high correlation of movements in the values of Basket Components could adversely affect your return during periods of negative performance for the Basket Components. Changes in the values of the Basket Components and/or the correlation among them may adversely affect the market value of your Notes and the return that you will receive at maturity.

•      The Upside Leverage Factor Applies Only if You Hold Your Notes to Maturity—You should be willing to hold your Notes to maturity. If you are able to sell your Notes prior to scheduled maturity in the secondary market, if any, the price you receive likely will not reflect the full economic value of the Upside Leverage Factor or the Notes themselves, and the return you realize may be less than the product of the performance of the Basket and the Upside Leverage Factor and may be less than the Basket’s return itself, even if such return is greater than 0.00%. You can receive the full benefit of the Upside Leverage Factor only if you hold your Notes to maturity.

•      Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment on the Notes is subject to the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•      You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority—Notwithstanding any other agreements, arrangements or understandings between Barclays Bank PLC and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority as set forth under “Consent to U.K. Bail-in Power” in this pricing supplement. Accordingly, any U.K. Bail-in Power may be exercised in such a manner as to result in you and other holders of the Notes losing all or a part of the value of your investment in the Notes or receiving a different security from the Notes, which may be worth significantly less than the Notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise the U.K. Bail-in Power without providing any advance notice to, or requiring the consent of, the holders of the Notes. The exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes will not be a Default or an Event of Default (as each term is defined in the indenture) and the trustee will not be liable for any action that the trustee takes, or abstains from taking, in either case, in accordance with the exercise of the U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes. See “Consent to U.K. Bail-in Power” in this pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

•      Owning the Notes is Not the Same as Owning the Securities Composing the Basket Components—The return on the Notes may not reflect the return you would realize if you actually owned the securities composing the Basket Components. As a holder of the Notes, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the securities underlying any Basket Component would have.

•      Historical Performance of the Basket Components Should Not Be Taken as Any Indication of the Future Performance of the Basket Components Over the Term of the Notes—The value of each Basket Component has fluctuated in the past and may, in the future, experience significant fluctuations. The historical performance of a Basket Component is not an indication of the future performance of that Basket Component over the term of the Notes. The historical correlation between Basket Components is not an indication of the future correlation between them over the term of the Notes. Therefore, the performance of the Basket Components individually or in comparison to each other over the term of the Notes may bear no relation or resemblance to the historical performance of any of the Basket Components.

•      There is No Assurance That the Strategies Employed by EURO STOXX® Select Dividend 30 Index Will Be Successful —The EURO STOXX® Select Dividend 30 Index is composed of 30 of the highest dividend-paying stocks selected from the components of the EURO STOXX® Index, which provides a broad representation of the developed markets in the Eurozone. There is, however, no assurance that the EURO STOXX® Select Dividend 30 Index will outperform any other any index or strategy that tracks Eurozone stocks selected using other criteria. Although the EURO STOXX® Select Dividend 30 Index measures the performance of high dividend-yielding companies, the EURO STOXX® Select Dividend 30 Index is a price return index and, therefore, the return on the EURO STOXX® Select Dividend 30 Index will not include any dividends paid on the securities that make up the EURO STOXX® Select Dividend 30 Index. In addition, the EURO STOXX® Select Dividend 30 Index is constructed pursuant to a weighting methodology in which the weights of components reflect their indicated annual net dividend yields. It is possible that the stock selection and weighting methodology of the EURO STOXX® Select Dividend 30 Index will adversely affect its return (for example, by providing exposure to stocks that do not perform as well as other stocks with lower dividend yields) and, consequently, the value of the EURO STOXX® Select Dividend 30 Index and of the Notes. The EURO STOXX® Select Dividend 30 Index may also underperform the EURO STOXX® Index as a whole.

•      The Notes Are Subject to Small-capitalization Companies Risk— The Russell 2000 Index tracks companies that are considered small-capitalization companies. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies, and therefore securities linked to the Russell 2000 Index may be more volatile than an investment linked to an index with component stocks issued by large-capitalization companies. Stock prices of small-capitalization companies are also more vulnerable than those of large-capitalization companies to adverse business and economic developments. In addition, small-capitalization companies are typically less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of personnel. Small-capitalization companies are often subject to less analyst coverage and may be in early, and less predictable, periods of their corporate existences. Such companies tend to have smaller revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and less competitive strengths than large-capitalization companies and are more susceptible to adverse developments related to their products.

•      The Notes Are Subject to Risks Associated with Non-U.S. Securities Markets—The component securities of the EURO STOXX Select Dividend 30 Index are issued by non-U.S. issuers. Securities issued by non-U.S. companies in non-U.S. securities markets may be more volatile and may be subject to different political, market, economic, exchange rate, regulatory and other risks than securities issued by U.S. companies, which may have a negative impact on the performance of the financial products linked to such securities, including the Notes. The public availability of information concerning the issuers of such securities will vary depending on their home jurisdiction and the reporting requirements imposed by their respective regulators. In addition, the issuers of these securities may be subject to accounting, auditing and financial reporting standards and requirement that differ from those applicable to United States reporting companies.

•      The Notes Do Not Provide Direct Exposure to Fluctuations in Exchange Rates Between the U.S. Dollar and the Euro With Respect to the EURO STOXX Select Dividend 30 Index—The EURO STOXX Select Dividend 30 Index is composed of non-U.S. securities denominated in euros. Because the level of the EURO STOXX Select Dividend 30 Index is also calculated in euros (and not in U.S. dollars), the performance of the EURO STOXX Select Dividend 30 Index will not be adjusted for exchange rate fluctuations between the U.S. dollar and the euro. In addition, payments on the Notes determined based in part on the EURO STOXX Select Dividend 30 Index will not be adjusted for exchange rate fluctuations between the U.S. dollar and the euro. Therefore, holders of the Notes will not benefit from any appreciation of the euro relative to the U.S. dollar.

•      The Estimated Value of Your Notes is Expected to be Lower Than the Initial Issue Price of Your Notes—The estimated value of your Notes on the Initial Valuation Date is expected to be lower, and may be significantly lower, than the initial issue price of your Notes. The difference between the initial issue price of your Notes and the estimated value of the Notes is expected as a result of certain factors, such as any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

•      The Estimated Value of Your Notes Might be Lower if Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market—The estimated value of your Notes on the Initial Valuation Date is based on a number of variables, including our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated values referenced above might be lower if such estimated values were based on the levels at which our benchmark debt securities trade in the secondary market.

•      The Estimated Value of the Notes is Based on Our Internal Pricing Models, Which May Prove to be Inaccurate and May be Different from the Pricing Models of Other Financial Institutions—The estimated value of your Notes on the Initial Valuation Date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize. These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions which may be purchasers or sellers of Notes in the secondary market. As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.

•      The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if any, and Such Secondary Market Prices, If Any, Will Likely be Lower Than the Initial Issue Price of Your Notes and May be Lower Than the Estimated Value of Your Notes—The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do). The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes. Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the initial issue price of your Notes. As a result, the price, at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the maturity date could result in a substantial loss to you.

•      The Temporary Price at Which We May Initially Buy The Notes in the Secondary Market And the Value We May Initially Use for Customer Account Statements, If We Provide Any Customer Account Statements At All, May Not Be Indicative of Future Prices of Your Notes—Assuming that all relevant factors remain constant after the Initial Valuation Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market (if Barclays Capital Inc. makes a market in the Notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the Notes on the Initial Valuation Date, as well as the secondary market value of the Notes, for a temporary period after the initial issue date of the Notes. The price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Notes.

•      We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect the Notes in Various Ways and Create Conflicts of Interest—We and our affiliates play a variety of roles in connection with the issuance of the Notes, as described below. In performing these roles, our and our affiliates’ economic interests are potentially adverse to your interests as an investor in the Notes.

In connection with our normal business activities and in connection with hedging our obligations under the Notes, we and our affiliates make markets in and trade various financial instruments or products for our accounts and for the account of our clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, derivative instruments or assets that may relate to the Basket Components. In any such market making, trading and hedging activity, and other services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of holders of the Notes. We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities. Such market making, trading and hedging activity, investment banking and other financial services may negatively impact the value of the Notes.

In addition, the role played by Barclays Capital Inc., as the agent for the Notes, could present significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes. For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes. Furthermore, we and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation.

In addition to the activities described above, we will also act as the Calculation Agent for the Notes. As Calculation Agent, we will determine any values of the Basket Components and make any other determinations necessary to calculate any payments on the Notes. In making these determinations, we may be required to make certain discretionary judgments relating to the Basket Components and the Notes. In making these discretionary judgments, our economic interests are potentially adverse to your interests as an investor in the Notes, and any of these determinations may adversely affect any payments on the Notes.

•      Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•      Many Economic and Market Factors Will Impact the Value of the Notes—The value of the Notes will be affected by a number of economic and market factors that interact in complex and unpredictable ways and that may either offset or magnify each other, including

o     the level of each Basket Component, and the market prices of the components of each Basket Component;

o     the expected volatility of the Indices and the components of each Basket Component;

o     correlation (or lack of correlation) of the Basket Components;

o     the time to maturity of the Notes;

o     the dividend rate on the components of each Basket Component;

o     interest and yield rates in the market generally;

o     a variety of economic, financial, political, regulatory or judicial events;

o     the exchange rates relative to the U.S. dollar with respect to each of the currencies in which the securities composing the EURO STOXX Select Dividend 30 Index trade;

o     supply and demand for the Notes; and

o     our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•      Tax Treatment—As discussed further below under “Tax Considerations” and in the accompanying prospectus supplement, if you are a U.S. individual or taxable entity, you should be required to accrue interest on a current basis in respect of the Notes over their term based on the comparable yield for the Notes and pay tax accordingly, even though you will not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be.

INFORMATION REGARDING THE BASKET COMPONENTS

The S&P 500® Index

The S&P 500 Index consists of stocks of 500 companies selected to provide a performance benchmark for the U.S. equity markets.

Beginning in June 2016, U.S. common equities listed on Bats BZX, Bats BYX, Bats EDGA or Bats EDGX were added to the universe of securities that are eligible for inclusion in the S&P 500 Index and, effective March 10, 2017, the minimum unadjusted company market capitalization for potential additions to the S&P 500 Index was increased to $6.1 billion from $5.3 billion. As of July 31, 2017, the securities of companies with multiple share class structures are no longer eligible to be added to the S&P 500 Index, but securities already included in the S&P 500 Index have been grandfathered and are not affected by this change. For more information about the S&P 500 Index, please see “Indices—The S&P U.S. Indices” in the accompanying index supplement.

Historical Performance of the S&P 500 Index

The table below shows the high, low and final Closing Levels of the S&P 500 Index for each of the periods noted below. The graph below sets forth the historical performance of the S&P 500 Index based on the daily Closing Values from January 1, 2013 through August 6, 2018. We obtained the Closing Levels listed in the table below and shown in the graph below from Bloomberg Professional® service (“Bloomberg”). We have not independently verified the accuracy or completeness of the information obtained from Bloomberg.

Period/Quarter Ended	Quarterly High	Quarterly Low	Quarterly Close
March 31, 2013	1,569.19	1,457.15	1,569.19
June 30, 2013	1,669.16	1,541.61	1,606.28
September 30, 2013	1,725.52	1,614.08	1,681.55
December 31, 2013	1,848.36	1,655.45	1,848.36
March 31, 2014	1,878.04	1,741.89	1,872.34
June 30, 2014	1,962.87	1,815.69	1,960.23
September 30, 2014	2,011.36	1,909.57	1,972.29
December 31, 2014	2,090.57	1,862.49	2,058.90
March 31, 2015	2,117.39	1,992.67	2,067.89
June 30, 2015	2,130.82	2,057.64	2,063.11
September 30, 2015	2,128.28	1,867.61	1,920.03
December 31, 2015	2,109.79	1,923.82	2,043.94
March 31, 2016	2,063.95	1,829.08	2,059.74
June 30, 2016	2,119.12	2,000.54	2,098.86
September 30, 2016	2,190.15	2,088.55	2,168.27
December 31, 2016	2,271.72	2,085.18	2,238.83
March 31, 2017	2,395.96	2,257.83	2,362.72
June 30, 2017	2,453.46	2,328.95	2,423.41
September 30, 2017	2,519.36	2,409.75	2,519.36
December 31, 2017	2,690.16	2,529.12	2,673.61
March 31, 2018	2,872.87	2,581.00	2,640.87
June 30, 2018	2,786.85	2,581.88	2,718.37
August 6, 2018*	2,850.40	2,713.22	2,850.40
* For the period beginning on July 1, 2018 and ending on August 6, 2018

Historical Performance of the S&P 500® Index

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

The EURO STOXX® Select Dividend 30 Index

The EURO STOXX® Select Dividend 30 Index (referred to in this section as the “Index”) is a price-return index that tracks the performance of the 30 highest-dividend yielding stocks selected from the EURO STOXX® Index, which is a broad subset of the STOXX Europe 600® that represents large, mid and small capitalization companies of 11 Eurozone countries: Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain. Although the Index tracks the performance of high-dividend-yielding companies, it is a price-return index and, therefore, the return on the Index will not include any dividends paid on the securities that compose the Index. The Index is calculated, maintained and published by STOXX Limited.

The Index was created by STOXX Limited, which is owned by Deutsche Börse AG and SIX Group AG. The Index has a base date of December 30, 1998 and a base value of 1,000. The Index is disseminated on the STOXX Limited website, which sets forth, among other things, the country, industrial sector and weight of each component included in the Index and updates these weightings at the end of each calendar quarter. Information contained on the STOXX Limited website is not incorporated by reference in, and should not be considered a part of, this document. We have derived all information regarding the Index, including its make-up and method of calculation, from publicly available information, without independent verification.

As noted above, the Index is composed of the 30 highest-dividend-yielding stocks selected from the EURO STOXX® Index. STOXX first ranks companies from the EURO STOXX® Index based on an outperformance factor equal to the net dividend yield of the company against the net dividend yield of the EURO STOXX® Index, in order to form a selection list of up to 60 stocks. A minimum liquidity level is applied for screening purposes. The components are then ranked, with all components ranked from 1 to 60 in the selection list remaining eligible for inclusion in the Index. The ranking is based on a weight determination, which is described below. If the number of component stocks ever falls below 30, the highest-ranked non-components are added until there are 30 stocks. The composition of the Index is reviewed annually in March and is also subject to ongoing maintenance. If STOXX becomes aware of changes relating to the components of the Index, the following index adjustments may occur: if a company cancels one of its dividends, it will be deleted from the Index and a replacement component will be implemented two trading days later and become effective on the subsequent trading day; if a company lowers its dividend, it will remain in the Index until the next selection list becomes available.

The weight determination is calculated as follows:

Other than as set forth above, the Index is maintained and calculated according to the same general methodology that is used with respect to the EURO STOXX® 50 Index. For more information, please see “EURO STOXX® 50 Index” in the accompanying index supplement.

License Agreement

We have entered into a non-exclusive license agreement with STOXX Limited whereby we, in exchange for a fee, are permitted to use the EURO STOXX® Select Dividend 30 Index in connection with certain securities, including the Notes. We are not affiliated with STOXX Limited; the only relationship between STOXX Limited and us is any licensing of the use of STOXX Limited’s indices and trademarks relating to them.

“EURO STOXX® Select Dividend 30” and “STOXX®” are registered trademarks of STOXX Limited. The Notes are not sponsored, endorsed, sold or promoted by STOXX Limited, and STOXX Limited makes no representation regarding the advisability of investing in the Notes.

The license agreement between STOXX Limited and us provides that the following language must be set forth herein:

“STOXX Limited and its licensors (the ‘Licensors’) have no relationship to Barclays Bank PLC, other than the licensing of the EURO STOXX® Select Dividend 30 Index and the related trademarks for use in connection with the Notes.

STOXX Limited and its Licensors do not:

•                  Sponsor, endorse, sell or promote the Notes.

•                  Recommend that any person invest in the Notes or any other securities.

•                  Have any responsibility or liability for or make any decisions about the timing, amount or pricing of the Notes.

•                  Have any responsibility or liability for the administration, management or marketing of the Notes.

•                  Consider the needs of the Notes or the owners of the Notes in determining, composing or calculating the EURO STOXX® Select Dividend 30 Index or have any obligation to do so.

STOXX and its Licensors will not have any liability in connection with the Notes. Specifically,

•                  STOXX and its Licensors do not make any warranty, express or implied and disclaim any and all warranty about:

o                The results to be obtained by the Notes, the owner of the Notes or any other person in connection with the use of the EURO STOXX® Select Dividend 30 Index and the data included in the EURO STOXX® Select Dividend 30 Index;

o                The accuracy or completeness of the EURO STOXX® Select Dividend 30 Index and its data;

o                The merchantability and the fitness for a particular purpose or use of the EURO STOXX® Select Dividend 30 Index and its data;

•                  STOXX Limited and its Licensors will have no liability for any errors, omissions or interruptions in the EURO STOXX® Select Dividend 30 Index or its data;

•                  Under no circumstances will STOXX Limited or its Licensors be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX Limited or its Licensors knows that they might occur.

The licensing agreement between Barclays Bank PLC and STOXX is solely for their benefit and not for the benefit of the owners of the Notes or any other third parties.”

Historical Performance of the EURO STOXX Select Dividend 30 Index

The table below shows the high, low and final Closing Levels of the EURO STOXX Select Dividend 30 Index for each of the periods noted below. The graph below sets forth the historical performance of the EURO STOXX Select Dividend 30 Index based on the daily Closing Levels from January 1, 2013 through August 6, 2018. We obtained the Closing Levels listed in the table below and shown in the graph below from Bloomberg. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg.

Period / Quarter Ended	Quarterly High	Quarterly Low	Quarterly Close
March 31, 2013	1,496.11	1,401.05	1,451.15
June 30, 2013	1,501.44	1,346.20	1,390.99
September 30, 2013	1,570.13	1,371.90	1,554.79
December 31, 2013	1,656.35	1,547.07	1,638.69
March 31, 2014	1,753.94	1,612.68	1,753.94
June 30, 2014	1,862.98	1,725.66	1,827.75
September 30, 2014	1,842.27	1,688.01	1,769.45
December 31, 2014	1,828.57	1,591.70	1,767.96
March 31, 2015	2,022.66	1,704.30	1,996.71
June 30, 2015	2,076.69	1,831.22	1,834.32
September 30, 2015	1,974.34	1,694.06	1,747.01
December 31, 2015	1,938.41	1,731.44	1,848.46
March 31, 2016	1,832.79	1,601.85	1,802.47
June 30, 2016	1,858.03	1,601.68	1,706.13
September 30, 2016	1,836.90	1,644.56	1,808.40
December 31, 2016	1,994.47	1,801.47	1,993.99
March 31, 2017	2,084.12	1,958.10	2,084.12
June 30, 2017	2,146.65	2,016.69	2,025.14
September 30, 2017	2,135.02	2,031.30	2,135.02
December 31, 2017	2,190.13	2,100.02	2,100.02
March 29, 2018	2,182.31	1,965.04	2,012.22
June 30, 2018	2,126.66	1,954.52	1,969.55
August 6, 2018*	2,054.31	1,957.48	2,034.26
* For the period beginning on July 1, 2018 and ending on August 6, 2018

Historical Performance of the EURO STOXX® Select Dividend 30 Index

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

The Russell 2000® Index

The Russell 2000 Index is calculated, maintained and published by FTSE Russell. The Russell 2000 Index measures the capitalization-weighted price performance of 2,000 small-capitalization stocks and is designed to track the performance of the small capitalization segment of the U.S. equity market. For more information about the Russell 2000 Index, see “Indices—The Russell Indices” in the accompanying index supplement, as supplemented by the following updated information. As of August 2017, to be eligible for inclusion in the Russell 2000 Index, each company is required to have more than 5% of its voting rights (aggregated across all of its equity securities) in the hands of unrestricted shareholders. Companies already included in the Russell 2000 Index have a 5 year grandfathering period to comply or they will be removed from the Russell 2000 Index in September 2022.

Historical Performance of the Russell 2000 Index

The table below shows the high, low and final Closing Levels of the Russell 2000 Index for each of the periods noted below. The graph below sets forth the historical performance of the Russell 2000 Index based on the daily Closing Levels from January 1, 2013 through August 6, 2018. We obtained the Closing Levels listed in the table below and shown in the graph below from Bloomberg (rounded to two decimal places). We have not independently verified the accuracy or completeness of the information obtained from Bloomberg.

Period / Quarter Ended	Quarterly High	Quarterly Low	Quarterly Close
March 31, 2013	953.07	872.60	951.54
June 30, 2013	999.99	901.51	977.48
September 30, 2013	1,078.41	989.54	1,073.79
December 31, 2013	1,163.64	1,043.46	1,163.64
March 31, 2014	1,208.65	1,093.59	1,173.04
June 30, 2014	1,192.96	1,095.99	1,192.96
September 30, 2014	1,208.15	1,101.68	1,101.68
December 31, 2014	1,219.11	1,049.30	1,204.70
March 31, 2015	1,266.37	1,154.71	1,252.77
June 30, 2015	1,295.80	1,215.42	1,253.95
September 30, 2015	1,273.33	1,083.91	1,100.69
December 31, 2015	1,204.16	1,097.55	1,135.89
March 31, 2016	1,114.03	953.72	1,114.03
June 30, 2016	1,188.95	1,089.65	1,151.92
September 30, 2016	1,263.44	1,139.45	1,251.65
December 31, 2016	1,388.07	1,156.89	1,357.13
March 31, 2017	1,413.64	1,345.60	1,385.92
June 30, 2017	1,425.98	1,345.24	1,415.36
September 30, 2017	1,490.86	1,356.91	1,490.86
December 31, 2017	1,548.93	1,464.09	1,535.51
March 31, 2018	1,610.71	1,463.79	1,529.43
June 30, 2018	1,706.99	1,492.53	1,643.07
August 6, 2018*	1,704.60	1,653.13	1,684.31
*For the period beginning on July 1, 2018 and ending on August 6, 2018

Historical Performance of the Russell 2000® Index

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

TAX CONSIDERATIONS

You should review carefully the sections entitled “Material U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Indebtedness for U.S. Federal Income Tax Purposes” and, if you are a non-U.S. holder, “—Tax Consequences to Non-U.S. Holders,” in the accompanying prospectus supplement. The discussion below applies to you only if you are an initial purchaser of the Notes; if you are a secondary purchaser of the Notes, the tax consequences to you may be different. Notwithstanding that the Notes do not provide for the full repayment of their principal amount at or prior to maturity, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, the Notes should be treated as debt instruments for U.S. federal income tax purposes. The remainder of this discussion assumes that this treatment is correct.

Assuming the treatment described above is correct, in the opinion of our special tax counsel, the Notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described under “—Contingent Payment Debt Instruments” in the accompanying prospectus supplement. The remainder of this discussion assumes that this treatment is correct.

Regardless of your method of accounting for U.S. federal income tax purposes, you generally will be required to accrue taxable interest income in each year on a constant yield to maturity basis at the “comparable yield,” as determined by us, even though we will not be required to make any payment with respect to the Notes prior to maturity. Upon a sale or exchange (including redemption at maturity), you generally will recognize taxable income or loss equal to the difference between the amount received from the sale or exchange and your adjusted tax basis in the Notes. You generally must treat any income as interest income and any loss as ordinary loss to the extent of previous interest inclusions, and the balance as capital loss. The deductibility of capital losses is subject to limitations.

The discussions herein and in the accompanying prospectus supplement do not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b).

After the original issue date, you may obtain the comparable yield and the projected payment schedule by requesting them from Barclays Cross Asset Sales Americas, at (212) 528-7198. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual cash settlement amount that we will pay on the Notes.

You should consult your tax advisor regarding the U.S. federal tax consequences of an investment in the Notes, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Non-U.S. Holders. We do not believe that non-U.S. holders should be required to provide a Form W-8 in order to avoid 30% U.S. withholding tax with respect to the excess (if any) of the Payment at Maturity over the face amount of the Notes, although the Internal Revenue Service (the “IRS”) could challenge this position. However, non-U.S. holders should in any event expect to be required to provide appropriate Forms W-8 or other documentation in order to establish an exemption from backup withholding, as described under the heading “—Information Reporting and Backup Withholding” in the accompanying prospectus supplement. If any withholding is required, we will not be required to pay any additional amounts with respect to amounts withheld.

Treasury regulations under Section 871(m) generally impose a withholding tax on certain “dividend equivalents” under certain “equity linked instruments.” A recent IRS notice excludes from the scope of Section 871(m) instruments issued prior to January 1, 2019 that do not have a “delta of one” with respect to underlying securities that could pay U.S.-source dividends for U.S. federal income tax purposes (each an “Underlying Security”). Based on our determination that the Notes do not have a “delta of one” within the meaning of the regulations, we expect that these regulations will not apply to the Notes with regard to non-U.S. holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. If necessary, further information regarding the potential application of Section 871(m) will be provided in the pricing supplement for the Notes. You should consult your tax advisor regarding the potential application of Section 871(m) to the Notes.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

We expect that delivery of the Notes will be made against payment for the Notes on or about the Issue Date indicated on the cover of this pricing supplement, which will be the third business day following the Initial Valuation Date (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to two business days before delivery will be required, by virtue of the fact that the Notes will initially settle in three business days (T+3), to specify alternative settlement arrangements to prevent a failed settlement. See “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

The Notes are not intended to be offered, sold or otherwise made available to and may not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA Retail Investor”). For these purposes, an EEA Retail Investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended from time to time, “MiFID”); (ii) a customer within the meaning of Directive 2002/92/EC (as amended from time to time), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID; or (iii) not a qualified investor as defined in Directive 2003/71/EC (as amended from time to time, including by Directive 2010/73/EU). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended from time to time, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to EEA Retail Investors has been prepared and therefore offering or selling such Notes or otherwise making them available to any EEA Retail Investor may be unlawful under the PRIIPs Regulation.